UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 000-25346
(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
     For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
     For the Transition Period Ended:
     Read attached instruction before preparing form. Please print or type.
     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:                      .
PART I
REGISTRANT INFORMATION

Full name of registrant	ACI Worldwide, Inc.

Former name if applicable	Transaction Systems Architects, Inc.
Address of principal executive office (Street and number)

120 Broadway, Suite 3350

City, state and zip code	New York, New York 10271
PART II
RULE 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
     ACI Worldwide, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2008 within the prescribed time period because the Company is finalizing procedures associated with the Annual Report on Form 10-K for the period ended December 31, 2008 and the restated Quarterly Reports on Forms 10-Q/A for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008. The Company and its Audit Committee have concluded their reviews of the matter giving rise to the restatement of those Quarterly Reports.
     The Company plans to file its Annual Report on Form 10-K for the transition period ended December 31, 2008 as soon as practicable, and it currently expects that it will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification:

Scott W. Behrens	(402)	778-2177

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     ☑ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     ☐ Yes ☑ No
     If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Forward Looking Statements: This Notification of Late Filing on Form 12b-25 regarding ACI Worldwide, Inc. contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. Generally, forward-looking statements do not relate strictly to historical or current facts and may include words or phrases such as the Company “believes,” “will,” “expects,” “looks forward to,” and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this report include, but are not limited to, statements regarding the Company’s desired timing regarding the filing of its Annual Report on Form 10-K.
     Any or all of the forward-looking statements may turn out to be wrong. They can be affected by the judgments and estimates underlying such assumptions or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. In addition, the Company disclaims any obligation to update any forward-looking statements after the date of this filing. All of the foregoing forward-looking statements are expressly qualified by the risk factors discussed in our filings with the Securities and Exchange Commission. For a detailed discussion of these risk factors, parties that are relying on the forward-looking statements should review our filings with the Securities and Exchange Commission, including our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

ACI Worldwide, Inc.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ACI WORLDWIDE, INC.
Date: March 3, 2009	By:	/s/ Scott W. Behrens Name: Scott W. Behrens
Title: Senior Vice President,
Chief Financial Officer and
Chief Accounting Officer

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